

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 17, 2008

via U.S. mail

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

Re: Yanglin Soybean, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 2, 2008
File No. 333-150822

Dear Mr. Liu:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. Please provide updates to material disclosure in your filing. For example, and without limitation, please provide updated disclosure regarding the following items:

- the effect of the Enterprise Income Tax Law on your tax treatment, as described at page 15;

- your plans to launch production of concentrated protein and defatted soy powder, as described at page 21;

- current soybean prices, as described at page 57;

- the prices for your products, as described at page 69; and

- whether Winner State Investments Limited forfeited shares of your common stock in connection with the escrow share provisions in your securities escrow agreement with respect to your 2007 and 2008 performance, if known, as described at page 88.

2.   Please revise to consistently describe the relationship between the registrant and Heilongjiang Yanglin Soybean Group Co. Ltd. ("Yanglin"). In this regard, in some sections of the disclosure, you indicate that Yanglin is not your subsidiary. Yet, we also note your use of the terms "we" and "our" in connection with items such as the operations, products, trademarks and customers of Yanglin. It would appear that your use of such terms may be confusing to investors and therefore inappropriate in certain places in your filing. For example, we note the disclosure at page 10 that you have registered the trademarks for the "Yanglin" logo in China which are currently used for all your products. Please distinguish throughout your filing disclosure that relates to (i) the registrant and its subsidiaries, and (ii) Yanglin.

Prospectus Summary, page 1

3.   Please provide a cross-reference to the detailed disclosure describing the contracts which give you operational control over Yanglin that is provided under the heading "Certain Relationships and Related Transactions."

Risk Factors, page 5

Contractual arrangements through…, page 13

4.   We note your response to our prior comment 1 and your disclosure that the loan is callable should Mr. Shulin Liu decide to sell his and/or his wife's majority interest in the company. Please revise your disclosure to reflect the terms of the loan agreement. For example, Section 6 of the agreement provides that such loan is callable upon ten days written notice. We also note your disclosure that if you require repayment of the loan, this could cause disruption in your operations. Please expand your disclosure to describe how such an event would cause disruption to your operations. In addition, it appears that the relevant material

risk to you is that Yanglin may not repay the loan, particularly in light of the conflict of interest that exists as a result of Mr. Liu's role as your chief executive officer and your majority shareholder, and his role as a majority shareholder of Yanglin. Please revise your filing to reflect such risks.

5. In addition, if under applicable law, Yanglin would not be obligated to repay the loan if it incurs losses, please revise your disclosure under the heading "Loan Agreement" at page 82 to describe such a result.

Restrictions on currency exchange may limit…, page 15

6. We note your disclosure that restrictions on currency exchange may limit your ability to receive and use your revenues effectively. Please clarify the extent to which currency exchange limits that are currently in place restrict or limit your ability to receive and use Yanglin's revenues. Similarly, please expand your disclosure at page 42 to describe the types of transactions that would be subject to exchange restrictions on fund transfers out of the PRC.

We may not be able to distribute our assets upon liquidation…, page 15

7. We note your disclosure that liquidation would be subject to foreign exchange control. Please describe the practical effect to your shareholders of such foreign exchange control.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Income Tax, page 24

8. We note your disclosure that you enjoy a complete exemption from income taxes. Please describe any effect on such exemption as a result of the Enterprise Income Tax Law that became effective on January 1, 2008.

9. We refer you to Note 16 of the financial statements in which you indicate the exemption from income taxation that you enjoy as a designated "Key Leading Enterprise in the Industrialization of Agriculture Industry," will be subject to review after 2008. Please revise to describe the tax impact here, and if material, in the risk factor disclosure, of failing to achieve the designation. Additionally, you indicate that you believe you will obtain the designation in the foreseeable future. Please provide objective support for your statements.

Certain Relationships and Related Transactions, page 78

10. We note your disclosure at page 1 that you presently do not have sufficient cash

to pay the estimated full value of all of the assets of Yanglin. Please clarify your source of funds to exercise your option under the purchase option agreement, particularly if the consideration for the equity transfer or asset transfer would be more than $17 million.

11.   Please clarify under this heading the restrictive covenant in Section 3.1(k) of the Exclusive Purchase Option Agreement. For example, describe the circumstances in which Faith Winner (Jixian) Agriculture Development Company Limited could cause Yanglin to distribute dividends to its shareholders. Additionally, please clarify the practical effect of such provision on your right to Yanglin's profits.

Procedures for Approval of Related Party Transactions, page 81

12.   We note your response to our prior comment 3. Please disclose the standards to be applied by your board of directors in reviewing and approving related party transactions. See Item 404(b)(1)(ii). For example, disclose whether such transactions are required to be on terms at least as favorable to you as would be obtained from unrelated third parties.

Exhibits, page 101

13.   Please file as material contracts the documents evidencing your credit line of RMB600 million and disclose the material terms of such credit line.

Financial Statements

14.   We are stilling considering your responses to prior comments 8 through 17 in our letter dated September 22, 2008, in which you have provided additional information to support your application of FIN 46R and addressed other accounting related matters.

***

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        M. Duru
        L. Nicholson

        via facsimile

        Jiannan Zhang, Esq.
        86 (10) 6599 7300